Filed by Medtronic, Inc. (SEC File No.: 001-07707)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

Form S-4 File No.: 333-197406

Date: December 17, 2014

The Covidien Vision: To Deliver Unmatched Value, and More.

Similar to Medtronic’s commitment to leading the transformation to value-based healthcare, Covidien’s vision is to deliver unmatched value to our customers by providing innovative solutions that improve patient outcomes, lower the cost of healthcare delivery and expand global access to care.

Delivering economic value relies, in part, on educating healthcare providers about the economic benefits of Covidien products and services; tailoring products to meet the demands of economies around the globe; and operating efficiently as an organization to keep the cost of our products and services manageable for our customers.

Providing Services that Drive Economic Value

Project ADOPT - an innovative surgeon education program is one example of how Covidien’s expertise is being leveraged to drive awareness and economic value for customers. Led by the company’s Medical Affairs team, the initiative is transforming how Covidien educates health care professionals on minimally invasive surgery (MIS), and helps accelerate the safe adoption of MIS. Beyond the initial six regions piloted, recent partnerships have been formed with training hospitals in Thailand and Singapore.

Economic challenges are not just a barrier in emerging markets. In Europe, Covidien’s marketing and sales teams are using a unique, relationship-based strategy to build awareness and education about the total cost of ownership of reusable surgical products and the true value of purchasing disposables. This includes developing relationships with key stakeholders outside the OR, such as sterilization managers, infection control specialists and legal counsel. “These individuals typically understand the hospital’s goals and concerns, and can share key operational processes and budgets,” explains Flavio Stragiotti, Senior Marketing Manager for Access & Instruments in Europe. “This information helps us to develop a tailored value proposition and cost comparison.”

Tailoring Products to Meet Economic Needs

In Emerging Markets, cost can be prohibitive. To address this challenge, Covidien has cross-functional teams focused on designing, manufacturing and bringing to market products specifically for customer segments that would otherwise be unable to afford Covidien products. The Company recently introduced its first tailored product – the ReliaMaxTM Reposable Stapler – to the India market.

“Reducing costs is often associated with creating a lower quality product,” said Randel Frazier, Covidien Vice President, R&D, Emerging Markets. “The ReliaMax™ Reusable stapler, on the other hand, is a great example of how employing technology advancements can lower costs for customers without having to sacrifice quality or performance.”

In early 2014, Covidien acquired WEM Equipamentos Eletrônicos Ltda. (WEM) in Brazil and entered into a joint venture with China-based Changzhou Kangdi Medical Stapler Co., Ltd. (Kangdi). Both deals help the Company meet the specific needs of the local markets’ “value segments” which serve low income patients. This access to value segments helps Covidien bring better healthcare, at a lower cost, to more people around the world.

The ReliaMax™ Reusable stapler, a high quality and cost-effective surgical stapler, is Covidien’s first tailored product for customers in Emerging Markets.

Investing Where Covidien Can Deliver the Most Value

Covidien’s Business Development team works tirelessly to identify market needs and opportunities that will deliver the most value to the Company’s stakeholders. Recent acquisitions including Given Imaging, Sapheon and Reverse Medical all contribute to an expanding customer-focused portfolio that help grow the business and deliver value to shareholders.

Working Efficiently to Keep Costs Lower

Driving economic value is a responsibility all Covidien employees share, and it has become part of the organization’s culture. By operating efficiently, every function within the organization can help keep expenses down and ultimately deliver value to our customers. Teams are recognized and rewarded for their commitment to operational excellence through programs like Lean Six Sigma and the Company’s annual Bring Home the Gold Awards.

Covidien, as a whole, is also committed to tightly managing expenses through sustainability initiatives and environmental, health and safety (EHS) programs. In the Company’s 2013 Sustainability Report, Chairman, President and CEO Joe Almeida articulated best how Covidien manages its business to create value for all of its stakeholders. “As a company,” Joe said in the report’s opening letter, “we are making every effort to be responsible corporate citizens . . . we will continue to raise our standards and set meaningful new goals that help improve the quality of life for people around the world.”

SIDEBAR: Regions Where Project ADOPT Has Been Introduced:

United States

Canada

Japan

Mexico

Singapore

Taiwan

Thailand

United Kingdom

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION

Medtronic Holdings Limited, which will be renamed Medtronic plc (“New Medtronic”), has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes the Joint Proxy Statement of Medtronic, Inc. (“Medtronic”) and Covidien plc (“Covidien”) that also constitutes a Prospectus of New Medtronic. The registration statement has been declared effective by the SEC. Medtronic and Covidien have commenced making available to their respective shareholders the Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2696, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Joint Proxy Statement/Prospectus. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and its Proxy Statement on Schedule 14A, dated July 11, 2014, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 26, 2014 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Medtronic Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to New Medtronic’s and/or Medtronic’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Medtronic’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,”

“project,” or other similar words, phrases or expressions. It is important to note that Medtronic’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Medtronic’s current expectations depending upon a number of factors affecting New Medtronic’s business, Medtronic’s business, Covidien’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Covidien acquisition; subsequent integration of the Covidien acquisition and the ability to recognize the anticipated synergies and benefits of the Covidien acquisition; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Medtronic or Covidien debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the medical device industry, including competition in the medical device industry; product liability claims; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; variability of trade buying patterns; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; potential for adverse pricing movement; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; reduction or interruption in supply; product quality problems; the availability and pricing of third-party sourced products and materials; risks associated with self-insurance and commercial insurance; successful compliance with governmental regulations applicable to New Medtronic’s, Medtronic ’s and Covidien’s facilities, products and/or businesses; changes in the laws and regulations, affecting among other things, pricing and reimbursement of pharmaceutical products; health care policy changes; risks associated with international operations; changes in tax laws or interpretations that could increase New Medtronic ’s or Medtronic’s consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New Medtronic being treated as a domestic corporation for United States federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Medtronic’s periodic public filings with the SEC, including but not limited to Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and from time to time in Medtronic’s other investor communications. Except as expressly required by law, each of New Medtronic and Medtronic disclaims any intent or obligation to update or revise these forward-looking statements.

Covidien Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Covidien’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that Covidien’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Covidien’s current expectations depending upon a number of factors affecting Covidien’s business, Medtronic’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; the timing to consummate the proposed transactions; the risk that a condition to closing of the proposed transactions may not be satisfied; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; New Medtronic’s ability to achieve the synergies and value creation contemplated by the proposed transactions; the anticipated size of the markets and continued demand for Medtronic ’s and Covidien’s products; New Medtronic’s ability to promptly and effectively integrate Medtronic’s and Covidien’s businesses; the diversion of management time on transaction-related issues; competitive factors and market conditions in the industry in which Covidien operates; Covidien’s ability to obtain regulatory approval and customer acceptance of new products, and continued customer acceptance of Covidien’s existing products; and the other risks identified in Covidien’s periodic filings including its Annual Report on Form 10-K for the fiscal year ended September 26, 2014, and from time to time in Covidien’s other investor communications. We caution you that the foregoing list of important factors is not exclusive. In addition, in light of these risks and uncertainties, the matters referred to in Covidien’s forward-looking statements may not occur. Covidien undertakes no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as may be required by law.

Statement Required by the Irish Takeover Rules

The directors of Covidien accept responsibility for the information contained in this communication other than that relating to Medtronic and the directors of Medtronic and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Covidien (who have taken all reasonable care to ensure that such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of Medtronic accept responsibility for the information contained in this communication relating to Medtronic and the directors of Medtronic and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Medtronic (who have taken all reasonable care to ensure such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.